[SCI Letterhead]
October 17, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0404
Attn: William Bennett

Re:	Service Corporation International (the “Company”)
Form S-4, as amended, Registration No. 333-132617
(the “Registration Statement”)
Ladies and Gentlemen:
          With respect to the Registration Statement, we acknowledge and understand our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We also acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Pursuant to Rule 461(a) under the Securities Act, we hereby request that the effective date for the Registration Statement be accelerated so that it will become effective at 12:00 Noon EST, on Thursday, October 19, 2006, or as soon thereafter as practicable.

Very truly yours, /s/ Eric D. Tanzberger Eric D. Tanzberger Senior Vice President and Chief Financial Officer

cc:	Via Fax: (202) 772-9205 William Bennett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0404

Via Fax: (713) 223-3717 J. Eric Johnson
Locke Liddell & Sapp LLP
600 Travis Street, Suite 3500
Houston, Texas 77002